Xiaoqin (“Sherry”) Li Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4939 Main 212.407.4000 Fax 212.407.4990 xli@loeb.com

June 27, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attn: Todd Schiffman and James Lopez

Re:	Beta FinTech Holdings Limited Form F-1 filed June 4, 2025 File No. 333-287759

Dear Messrs. Schiffman and Lopez:

On behalf of our client, Beta FinTech Holdings Limited (the “Company”), we hereby provide a response to the comments issued in a letter dated June 24, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed June 4, 2025. Contemporaneously, we are filing an Amendment to Registration Statement on Form F-1 (the “Amendment”) via Edgar.

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form F-1 filed June 4, 2025

Summary, page 1

1.	We note your response to prior comment 2. Please revise Summary and Business to disclose when the company “finished its first voluntary filing” and disclose, as stated supplementally, that the company plans to continue to file annual reports with the CSRC.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on page 8 of the Amendment.

June 27, 2025 Page 2

2.	We also note the statement in response to prior comment 2 that the majority of the investors are overseas institutional investors. Please provide similar statements in Summary and Business and further clarify in the disclosure why the U.S. dollar denominated municipal bond offerings are “not defined as overseas securities offering[s]” given that these Mainland China municipal bond offerings are sold mostly to overseas investors.

Response: In response to the Staff’s comments, the Company has revised the disclosure on cover page, pages 7, 21, 94 and 97 of the Amendment.

3.	Additionally, we note the statement on the cover page and elsewhere that “we and our subsidiaries do not have any operations in Mainland China (although the Group has customers and vendors from Mainland China).” We also note the statement on the cover page and elsewhere that the company has “no operations in Mainland China.” These unqualified statements appear inconsistent with the response to prior comment 2. Please revise Summary and Business to reconcile with the statement in response to prior comment 2 that the company has “in-person interactions with the issuers in Mainland China.” Clarify the nature and frequency of these meetings and disclose any other activities in Mainland China.

Based on your response to prior comment 2, it appears that “third-party professional institutions” provide due diligence for municipal bond offerings. Clarify this fact in the disclosure and address the extent to which there is uncertainty associated with being deemed to be indirectly conducting operations in Mainland China via third parties. Provide revised Risk Factor disclosure clarifying any uncertainty with respect to being subject to the Trial Measures by virtue of relying on third parties to conduct a key part of the company’s operations. Similarly revise for your brokerage and other operations to the extent any of those operations are conducted on a limited nature in Mainland China or by third parties in Mainland China.

Response:  In response to the Staff’s comments, the Company has revised the disclosure on cover page, pages 7, 21, 23, 94, 96, 97 and 98 of the Registration Statement.

Please call me at 212-407-4939 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Xiaoqin (“Sherry”) Li
Xiaoqin (“Sherry”) Li
Senior Counsel